October 31, 2024

James Gernetzke
Chief Financial Officer
Exodus Movement, Inc.
15418 Weir Street, Suite #333
Omaha, NE 68137

       Re: Exodus Movement, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G Filed October 10, 2024
           File No. 000-56643
Dear James Gernetzke:

       We have reviewed your amended filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G
Business
Our Products and Services, page 4

1. We note news articles about your partnerships with Blockchain.com and Ledger
       Live. Please revise to add disclosure regarding the XO Swap and Passkey Wallet
       & SDK products offered on your platform and, to the extent your agreements with
       Blockchain.com and Ledger Live are material, please revise to disclose the material terms of these agreements. Please refer to Item 601(b)(10) of Regulation S-K.
Pricing Information Offered Directly on the Exodus Platform, page 5

2. We note your response to prior comment 1. Please revise your disclosure on page 5 to describe what qualifies as a "material" variance. Also revise to disclose, if true, that, if a material variance occurs between the primary and secondary providers without a material variance between the primary provider and the tertiary provider,
       the platform continues to display the primary provider's updated pricing information.
 October 31, 2024
Page 2

Services Offered and Performed by Our API Providers, page 5

3. We note your response to prior comment 2. Please disclose the custody arrangements for users' assets held in lightning wallets provided by Wallet of Satoshi and disclose the risks to users in the event that Wallet of Satoshi experiences insolvency or bankruptcy.
Human Capital Management
Cryptocurrency Payroll Process, page 14

4. We note your response to prior comment 5. Please revise your disclosure on page 14 to describe how CryptoCompare calculates the bitcoin spot rate.
KYC and KYB Programs
KYB Program For API Providers and Vendors, page 18

5. We note your response to prior comment 7. Please identify the third party that performs the KYB analyses of your API Providers and vendors as well as the material terms of the agreement with the third party. In addition, please describe your internal
       KYB policy, including the various procedures for documenting, reporting and responding to potential violations of applicable sanctions rules, along with the procedures for assessing business relationships with API Providers or vendors that have been the subject of sanction violations.
Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters
Market Information, page 57

6. Your revised disclosure on pages 57 and 58 that Common Stock Tokens are analogous to paper stock certificates conflicts with your disclosure on page 58 that the
       Class A common stock is a security whose ownership is recorded solely on the books of our transfer agent and the Common Stock Tokens give no ownership interest in the
       Class A common stock. Please revise to remove the analogy to paper stock certificates or advise.
Digital Format Exodus Common Stock
The Role of Securitize, page 58

7.     We note your response to prior comment 10. On pages 58 and 59, you state that
       "[e]ach share of Class A common stock has a corresponding Common Stock Token
       ..." and that "[i]f a record holder of shares of Class A common stock chooses not to
       self-custody the corresponding Common Stock Tokens, then such holder   s
Common
       Stock Tokens will be held in her name by Securitize." Please disclose how Securitize transfers the Common Stock Tokens it holds for the Class A stockholders when a
       Class A stockholder sells shares of Class A common stock. In addition, we note your revised disclosure that "[i]n the event of discrepancy, Securitize will investigate such discrepancy and take actions to resolve it, including, but not limited to, the reversal of any transactions as the facts and circumstances may warrant." Please disclose how
       Securitize can reverse a transaction on the Algorand blockchain. We also note your
       disclosure on page 59 that, "[w]hile Securitize   s Digital Securities
Protocol ... itself is
 October 31, 2024
Page 3

      not used on the Algorand blockchain because the Algorand blockchain does not
      support it, Securitize utilizes the Algorand standard assets and internal procedures to govern the Common Stock Tokens that exist on the Algorand blockchain
....." Please
      add a risk factor that addresses the potential impact to Securitize's ability to utilize the
      DS Protocol Equivalent to govern the Common Stock Tokens due to modifications of the Algorand blockchain.
The Number of Outstanding Common Stock Tokens, page 59

8. We note your response to prior comment 11. Please revise to disclose the number of
      Common Stock Tokens that are outstanding as compared to the number of shares of
      Class A common stock outstanding as of the most recent practicable date. Common Stock Tokens May Not Trade on a National Securities Exchange, page 60

9. We note your response to prior comment 12. Please clarify what will happen to the
      Common Stock Tokens held by stockholders if you list your Class A common stock on the NYSE. For example, disclose how stockholders will move from record holders to book-entry form if they want to trade on the exchange and what happens to the
      Common Stock Tokens of stockholders that elect to hold their Class A common stock
      in    street name,    including whether the Common Stock Tokens will be
held in the
      bank or broker-dealer account or by Securitize such that there are always the same number of Common Stock Tokens and shares of Class A common stock outstanding.
      If so, disclose the purpose of Common Stock Tokens associated with Class
A
      common stock held in book-entry-form.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 74

10. With respect to your response to comment 22 from our letter dated August 12, 2024, we continue to consider your response and we may have further comments.
11. We note your response to prior comment 14. Please respond to the following:
          You told us that although your base subscription contracts call for payment in
        BTC or USDC, the contracts are denominated in U.S. dollars and you recognize revenue at the U.S. dollar amount as that amount constitutes the transaction price. Please walk us through a typical subscription-based transaction, explaining the process to us more fully, focusing on how and when you measure the value of noncash consideration and the source of the estimated fair value.
          You told us that for both transaction-based and subscription-based agreements, all criteria of ASC 606-10-25-1 are fully met at the date of signing the contract with the API Provider.
          o Tell us how you considered that fact in your accounting under ASC 606-10-
             32-21. For example, you told us that in the table provided in response to prior comment 23 in which you provided us a walkthrough of a typical transaction, your reference to contract inception was to the inception of the swap contract between the user and the API Provider. Tell us why you determined that the timing of inception for purposes of applying ASC 606-10-32-21 October 31, 2024
Page 4

                is the inception of the swap contract between the user and the API
                Provider and not the inception of the contract between you and your customer, the API Provider. Tell us whether you are a party to the contract between the user and the API Provider.
             Tell us how your accounting considered ASC 606-10-32-11.
            o For subscription-based contracts, clarify whether or not you constrain your estimate of variable consideration for those contracts:
                    If you constrain your estimate of variable consideration, tell us when you no longer apply a constraint (i.e., the uncertainty is resolved). Provide an example.
                    Revise your disclosure to clarify whether or not you constrain your estimate.
            o For transaction-based contracts, you told us receipt is the point in time when constraint of your estimate no longer exists. Tell us the timing of receipt of payment for those transactions.
            o Quantify for us the amount of any adjustments to the transaction price you have made in a subsequent accounting period (i.e., quarter) for the periods presented.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Thomas J. Kim